Free Writing Prospectus

Filed on April 23, 2019 Pursuant to Rule 433

Registration Statement No. 333-229547

KIMBERLY-CLARK CORPORATION

$700,000,000 3.200% Notes due April 25, 2029

PRICING TERM SHEET

Dated April 23, 2019

Issuer:	Kimberly-Clark Corporation

Security Type:	Senior Notes

Offering Format:	SEC Registered

Principal Amount:	$700,000,000

Maturity Date:	April 25, 2029

Coupon:	3.200%

Interest Payment Dates:	Semi-annually on April 25 and October 25, commencing October 25, 2019

Interest Record Dates:	April 10 and October 10

Price to Public:	99.830% of the principal amount

Net Proceeds After Underwriting Discount and Before Other Expenses:	$695,660,000

Benchmark Treasury:	2.625% due February 15, 2029

Benchmark Treasury Yield:	2.570%

Spread to Benchmark Treasury:	65 bps

Yield to Maturity:	3.220%

Optional Redemption:

Prior to January 25, 2029 (the “Par Call Date”), the Notes will be redeemable, at the option of Kimberly-Clark Corporation, at any time, in whole or in part, at a redemption price equal to the greater of (i) 100% of the principal amount of the Notes to be redeemed and (ii) the sum of the present values of the remaining scheduled payments of the principal on the Notes to be redeemed and interest thereon that would be due after the related redemption date if such Notes matured on the Par Call Date (provided, however, that, if such redemption date is not an interest payment date with respect to such Notes, the amount of the next scheduled interest payment thereon will be reduced by the amount of interest accrued thereon to such redemption date) discounted, on a semi-annual basis, at the applicable treasury rate plus 10 basis points, plus, in each case, accrued and unpaid interest to the date of redemption.

On or after the Par Call Date, the Notes will be redeemable, at the option of Kimberly-Clark Corporation, at any time, in whole or in part, at a redemption price equal to 100% of principal amount of the Notes to be redeemed, plus accrued and unpaid interest to the date of redemption.

Change of Control:

Kimberly-Clark Corporation will be required to make an offer to repurchase the Notes at a price of 101% of the principal amount plus accrued and unpaid interest upon a Change of Control Repurchase Event.

Expected Settlement Date:	April 25, 2019 (T+2)

CUSIP:	494368BZ5

ISIN:	US494368BZ58

Joint Active Lead Managers:	J.P. Morgan Securities LLC Morgan Stanley & Co. LLC RBC Capital Markets, LLC

Joint Passive Lead Managers:	Deutsche Bank Securities Inc. Goldman Sachs & Co. LLC

Senior Co-Managers:	Barclays Capital Inc. Citigroup Global Markets Inc. HSBC Securities (USA) Inc.

Co-Managers:	BBVA Securities Inc. Credit Suisse Securities (USA) LLC Santander Investment Securities Inc.

The issuer has filed a registration statement (No. 333-229547) (including a prospectus and a preliminary prospectus supplement) with the U.S. Securities and Exchange Commission (the “SEC”) for the offering to which this communication relates. Before you invest, you should read each of these documents and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering.

You may get these documents for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling J.P. Morgan Securities LLC collect at 212-834-4533, Morgan Stanley & Co. LLC toll-free at 866-718-1649, or RBC Capital Markets, LLC toll-free at 866-375-6829.